Reliance
Industries Limited

RECEIVED

2009 MAR -5 A 8:42

March 2, 2009

SUPPL

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

[redacted]

09045471

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	March 02, 2009	Intimating, inter alia, that the Board of Directors of the Company has approved a Scheme of Amalgamation of Reliance Petroleum Limited with the Company at its meeting held today.
2.	Clause 36	March 02, 2009	Media Release issued by the Company on the Scheme of Amalgamation of reliance Petroleum Limited with the Company
3.	Clause 36	March 02, 2009	Revised Media Release as there was an error in the name of one of the Transaction Advisors.

Thanking you,

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

3/5

Reliance
Industries Limited

RECEIVED
2009 MAR -5 A 8:42

March 2, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No: 2272 3121 / 2272 2037

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Scheme of Amalgamation of **Reliance Petroleum Limited** with the Company

Further to our letter dated February 27, 2009, we wish to inform you that the Board of Directors of the Company ("the Board") at its meeting held today has approved a Scheme of Amalgamation ("the Scheme") of **Reliance Petroleum Limited** (RPL) (the **"Transferor Company"**) with the Company under the provisions of Sections 391 to 394 of the Companies Act, 1956.

The Scheme shall be subject to necessary approvals of shareholders and creditors and sanctions of the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad.

The Appointed Date of the amalgamation is **April 1, 2008**. Upon completion of the amalgamation, shareholders of RPL will receive **1** fully paid equity share of Rs.10 each of the Company for every **16** fully paid equity shares of Rs.10 each of RPL held by them on the record date to be fixed by the Transferee Company.

In terms of Clause 24(f) of the Listing Agreement, the Scheme will be submitted separately for your approval.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Copy to:

National Securities Depository Limited
Trade World, A Wing, 4th & 5th Floors
Kamala Mills Compound
Lower Parel, Mumbai 400 013
Fax No:2497 2993 / 2497 6351

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

The Bank of New York Mellon
101 Barclay Street
New York, NY 10286
New York
Fax No:001 212 571 3050

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai 400 023
Fax No:2272 3199 / 2272 2072

London Stock Exchange plc
10 Paternoster Square
London EC4M 7LS
Fax No: 0044 20 7797 4783

Reliance
Industries Limited

March 2, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No: 2272 3121 / 2272 2037

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Scheme of Amalgamation of Reliance Petroleum Limited with the Company

Further to our letter dated March 02, 2009, a Media Release issued by the Company on the above subject is attached.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

RELIANCE INDUSTRIES AND RELIANCE PETROLEUM BOARDS APPROVE MERGER

- Merger is India's largest ever
- RPL shareholders to receive **1** (one) share of RIL for every **16** (sixteen) shares of RPL
- RIL's holding in RPL to be cancelled. No fresh treasury stock created
- RIL to be a top 10 private sector refining company globally
- RIL to become the world's largest producer of Ultra Clean Fuels at single location
- Merger to unlock greater efficiency from scale and synergies
- Merger to be EPS accretive
- RIL to have **3.7** million shareholders

MUMBAI, 2 March 2009: The Boards of Directors of Reliance Industries Limited (RIL) and Reliance Petroleum Limited (RPL) today unanimously approved RPL's merger with RIL, subject to necessary approvals. The exchange ratio recommended by both boards is **1** (one) share of RIL for every **16** (sixteen) shares of RPL. RIL will issue **6.92** crore new shares, thereby increasing its equity capital to Rs **1,643** crore.

Commenting on the merger, **Mukesh Ambani, Chairman and Managing Director, Reliance Industries Ltd** said: ***"This merger follows Reliance Industries' philosophy of creating enduring value for all our stakeholders. It is a significant step in our goal to be among the largest global corporations."***

Merger Benefits and Synergies:

The merger will unlock significant operational and financial synergies that exist between RIL and RPL. It creates a platform for value-enhancing growth and reinforces RIL's position as an integrated global energy company.

The merger will enhance value for shareholders of both companies. The merger is EPS accretive for RIL. Through this merger, RIL consolidates a world-class, complex refinery with minimal residual project risk, while complementing RIL's product range. There will be further gains from reduced operating costs arising from synergies of a combined operation.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

The merger is expected to reduce the earnings volatility for RPL shareholders and allows them to participate in the full energy value chain of RIL.

The merger will result in RIL:

- Operating two of the world's largest, most complex refineries
- Owning 1.24 million barrels per day (MBPD) of crude processing capacity, the largest refining capacity at any single location in the world
- Emerging as the world's 5th largest producer of Polypropylene

Merger Details:

Under the terms of the proposed merger, RPL shareholders will receive **1** (one) share of RIL for every **16** (sixteen) RPL shares held by them.

The appointed date of merger of RPL with RIL is **1st April 2008**.

RIL will cancel its holding in RPL.

Based on the recommended merger ratio, RIL will issue **6.92** crore new equity shares to the existing shareholders of RPL. This will result in a **4.4%** increase in equity base from Rs **1,574** crore shares to Rs **1,643** crore. Consequently, the promoter holding in RIL will reduce from **49.0%** to **47.0%**

Advisors to the merger are as follows:

Valuation Advisors	:	Ernst & Young Pvt. Ltd. and Morgan Stanley India Co. Pvt. Ltd.
Transaction Advisors	:	J.M. Financial Services Pvt. Ltd. and Kotak Mahindra Capital Co Ltd.
Fairness Opinion	:	DSP Merrill Lynch Ltd. (for RIL) and Citigroup Global Markets India Pvt. Ltd (for RPL)
Legal Advisor	:	Amarchand & Mangaldas & Suresh A. Shroff & Co.
Tax Advisor	:	PriceWaterhouse and Coopers Pvt. Ltd.

The proposed merger is subject to all necessary approvals. All other procedural aspects of the proposed merger, and the timetable for implementation, will be communicated separately.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL) is a subsidiary of Reliance Industries Limited. RPL is setting up a greenfield petroleum refinery and polypropylene plant in a Special Economic Zone at Jamnagar in Gujarat. With an annual crude processing capacity of 580,000 barrels per stream day (BPSD), RPL will be the sixth largest refinery in the world.

Key Contacts

Manoj Warrier – (022) 42200000 / 98214 14954; manoj.warrier@neucomconsulting.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance
Industries Limited

March 2, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No: 2272 3121 / 2272 2037

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Scheme of Amalgamation of Reliance Petroleum Limited with the Company

Further to our letter dated March 02, 2009, attaching a Media Release issued by the Company on the above subject, we send herewith a revised Media Release as we have noticed an error in the name of one of the Transaction Advisors.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Media Release

RELIANCE INDUSTRIES AND RELIANCE PETROLEUM BOARDS APPROVE MERGER

- Merger is India's largest ever
- RPL shareholders to receive **1** (one) share of RIL for every **16** (sixteen) shares of RPL
- RIL's holding in RPL to be cancelled. No fresh treasury stock created
- RIL to be a top 10 private sector refining company globally
- RIL to become the world's largest producer of Ultra Clean Fuels at single location
- Merger to unlock greater efficiency from scale and synergies
- Merger to be EPS accretive
- RIL to have **3.7** million shareholders

MUMBAI, 2 March 2009: The Boards of Directors of Reliance Industries Limited (RIL) and Reliance Petroleum Limited (RPL) today unanimously approved RPL's merger with RIL, subject to necessary approvals. The exchange ratio recommended by both boards is **1** (one) share of RIL for every **16** (sixteen) shares of RPL. RIL will issue **6.92** crore new shares, thereby increasing its equity capital to Rs **1,643** crore.

Commenting on the merger, **Mukesh Ambani, Chairman and Managing Director, Reliance Industries Ltd** said: "***This merger follows Reliance Industries' philosophy of creating enduring value for all our stakeholders. It is a significant step in our goal to be among the largest global corporations.***"

Merger Benefits and Synergies:

The merger will unlock significant operational and financial synergies that exist between RIL and RPL. It creates a platform for value-enhancing growth and reinforces RIL's position as an integrated global energy company.

The merger will enhance value for shareholders of both companies. The merger is EPS accretive for RIL. Through this merger, RIL consolidates a world-class, complex refinery with minimal residual project risk, while complementing RIL's product range. There will be further gains from reduced operating costs arising from synergies of a combined operation.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

The merger is expected to reduce the earnings volatility for RPL shareholders and allows them to participate in the full energy value chain of RIL.

The merger will result in RIL:

- Operating two of the world's largest, most complex refineries
- Owning 1.24 million barrels per day (MBPD) of crude processing capacity, the largest refining capacity at any single location in the world
- Emerging as the world's 5th largest producer of Polypropylene

Merger Details:

Under the terms of the proposed merger, RPL shareholders will receive **1** (one) share of RIL for every **16** (sixteen) RPL shares held by them.

The appointed date of merger of RPL with RIL is **1st April 2008**.

RIL will cancel its holding in RPL.

Based on the recommended merger ratio, RIL will issue **6.92** crore new equity shares to the existing shareholders of RPL. This will result in a **4.4%** increase in equity base from Rs **1,574** crore to Rs **1,643** crore. Consequently, the promoter holding in RIL will reduce from **49.0%** to **47.0%**

Advisors to the merger are as follows:

Valuation Advisors	:	Ernst & Young Pvt. Ltd. and Morgan Stanley India Co. Pvt. Ltd.
Transaction Advisors	:	JM Financial Consultants Pvt. Ltd. and Kotak Mahindra Capital Co Ltd.
Fairness Opinion	:	DSP Merrill Lynch Ltd. (for RIL) and Citigroup Global Markets India Pvt. Ltd (for RPL)
Legal Advisor	:	Amarchand & Mangaldas & Suresh A. Shroff & Co.
Tax Advisor	:	PriceWaterhouse and Coopers Pvt. Ltd.

The proposed merger is subject to all necessary approvals. All other procedural aspects of the proposed merger, and the timetable for implementation, will be communicated separately.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Media Release

Reliance Industries Limited

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL) is a subsidiary of Reliance Industries Limited. RPL is setting up a greenfield petroleum refinery and polypropylene plant in a Special Economic Zone at Jamnagar in Gujarat. With an annual crude processing capacity of 580,000 barrels per stream day (BPSD), RPL will be the sixth largest refinery in the world.

Key Contacts

Manoj Warrier – (022) 42200000 / 98214 14954; manoj.warrier@neucomconsulting.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

END